SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Stronghold Digital Mining, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86337R202
(CUSIP Number)

Gregory A. Beard
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022
(845) 579-5992
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86337R202
1	NAMES OF REPORTING PERSONS
Q Power LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,407,200 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,407,200 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,407,200 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)    As of August 23, 2024, consists of 1,440 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 2,405,760 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”), of Stronghold Digital Mining, Inc., a Delaware corporation (the “Issuer”). Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Q Power LLC (“Q Power”) directly owns 2,405,760 shares of Class V Common Stock of the Issuer and 2,405,760 common units (“LLC Units”) in Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fifth Amended and Restated Limited Liability Company Agreement of Stronghold LLC (the “Stronghold LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 2,405,760 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(2)    These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(3)    The percentage set forth in Row 11 of this Cover Page is based on 14,483,110 shares of Class A Common Stock outstanding as of August 23, 2024 and 2,405,760 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer.

Page 2 of 9 Pages

CUSIP No. 86337R202
1	NAMES OF REPORTING PERSONS
Gregory A. Beard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
423,585 (1)

	8	SHARED VOTING POWER
2,407,200 (2)(3)

	9	SOLE DISPOSITIVE POWER
423,585 (1)

	10	SHARED DISPOSITIVE POWER
2,407,200 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,791,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.6% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)    As of August 23, 2024, consists of (i) 263,344 shares of Class A Common Stock of the Issuer held directly by Gregory A. Beard, and (ii) 160,241 shares of Class A Common Stock issuable upon the exercise of warrants issued as part of a previously disclosed private placement.
(2)    Consists of 1,440 shares of Class A Common Stock and 2,405,760 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Gregory A. Beard may be deemed to beneficially own 1,440 shares of Class A Common Stock, 2,405,760 shares of Class V Common Stock and 2,405,760 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 2,405,760 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(3)    These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(4)    The percentage set forth in Row 11 of this Cover Page is based on 14,483,110 shares of Class A Common Stock outstanding as of August 23, 2024 and 2,405,760 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer, and 160,241 shares of Class A Common Stock issuable upon the exercise of warrants issued as part of a previously disclosed private placement.

Page 3 of 9 Pages

CUSIP No. 86337R202
1	NAMES OF REPORTING PERSONS
William B. Spence

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,407,200 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,407,200 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,407,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)    Consists of 1,440 shares of Class A Common Stock and 2,405,760 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because William B. Spence may be deemed to beneficially own 1,440 shares of Class A Common Stock, 2,405,760 shares of Class V Common Stock and 2,405,760 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 2,405,760 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.
(2)    These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.
(3)     The percentage set forth in Row 11 of this Cover Page is based on 14,483,110 shares of Class A Common Stock outstanding as of August 23, 2024 and 2,405,760 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer.

Page 4 of 9 Pages

CUSIP No. 86337R202
AMENDMENT NO. 2 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on September 19, 2022, as amended by Amendment No. 1 to Schedule 13D filed on April 21, 2023. The Filing Parties (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d) of the Act. Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.  The number of securities in this Amendment No. 2 has been adjusted to reflect the 1:10 reverse stock split of the Issuer that occurred on May 16, 2023.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

Equity Issuances

On November 7, 2022, Mr. Beard agreed to separate his $600,000 annual salary to a cash salary of $58,500 per year and $541,500 in equity compensation. In 2024, to comply with minimum wage laws, Mr. Beard’s cash salary was moved to $62,400, with the remaining $537,600 paid in equity compensation.  Mr. Beard received shares of Class A Common Stock representing the equity portion of his salary as set forth below:

Equity Award Period	Date	Number of Shares Acquired	Total Price
Q2 2023	July 10, 2023	29,238	$135,375.00
Q3 2023	October 13, 2023	26,701	$135,375.00
Q4 2023	January 18, 2024	18,026	$135,375.00
Q1 2024	April 15, 2024	28,528	$134,400.00
Q2 2024	July 10, 2024	34,112	$134,400.00

On March 15, 2024, 100,000 restricted stock units awarded to Mr. Beard by the Issuer on March 15, 2023 vested into shares of Class A Common Stock.

On May 18, 2023, pursuant to the terms of the Stronghold LLC Agreement, Mr. Spence exchanged 200,000 LLC Units for 200,000 shares of Class A Common Stock, and 200,000 shares of Class V Common Stock held by Q Power were concurrently surrendered and cancelled.  On July 17, 2023, pursuant to the terms of the Stronghold LLC Agreement, Mr. Spence exchanged 250,000 LLC Units for 250,000 shares of Class A Common Stock, and 250,000 shares of Class V Common Stock held by Q Power were concurrently surrendered and cancelled.

Recent Dispositions

On July 11, 2024, Mr. Beard disposed of 13,058 shares of Class A Common Stock with an aggregate value of $47,869.32 solely to cover taxes associated with equity compensation received in connection with his employment with the Issuer.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. The Class A Common Stock described in this Amendment No. 2 was acquired for investment purposes.

Agreement and Plan of Merger

Overview

On August 21, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bitfarms Ltd., a corporation incorporated under the Canada Business Corporations Act and continued under the Business Corporations Act (Ontario) (“Bitfarms” or “Parent”), Backbone Mining Solutions LLC, a Delaware limited liability company and a wholly-owned, indirect subsidiary of Parent (“BMS”), and HPC & AI Megacorp, Inc., a Delaware corporation and a wholly-owned, direct subsidiary of BMS (“Merger Sub”).

Page 5 of 9 Pages

CUSIP No. 86337R202
Merger Consideration and Treatment of Equity Awards

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (i) Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving and continuing as the surviving corporation in the Merger and (ii) at the effective time of the Merger (the “Effective Time”), after giving effect to the Conversion and Exchange (each as defined below), (1) each issued and outstanding share of Class A Common Stock immediately prior to the Effective Time (other than certain excluded shares) will be converted into the right to receive 2.520 (the “Exchange Ratio”) common shares of Parent (“Parent Common Shares”), and (2) each issued and outstanding share of Class V Common Stock and, together with the Class A Common Stock, the “Common Stock”) shall be automatically cancelled and shall cease to exist and no payment shall be made with respect thereto. Any holder of Class A Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Shares pursuant to the Merger (after taking into account all the Class A Common Stock held immediately prior to the Effective Time by such holder) shall receive in lieu thereof an amount of cash, without interest, equal to such fraction of a share of Parent Common Shares multiplied by the closing price per share of Parent Common Shares on the Business Day immediately prior to the Effective Time.

Immediately prior to and conditioned upon the Effective Time, (1) pursuant to the terms of a Conversion Agreement, dated August 21, 2024, entered into by Parent, the Issuer and the holders of the issued and outstanding shares of the Issuer’s Series C Convertible Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”), concurrently with the execution and delivery of the Merger Agreement (the “Conversion Agreement”), each share of Series C Preferred Stock issued and outstanding as of such time shall convert into 250 shares of Class A Common Stock in accordance with the Certificate of Designations of the Series C Preferred Stock, filed with the Secretary of State of the State of Delaware, effective February 20, 2023, and all shares of Series C Preferred Stock shall no longer be outstanding and shall cease to exist (the “Conversion”), and (2) pursuant to Section 3.6(q) of the Stronghold LLC Agreement, the Issuer shall require each member of Stronghold LLC (other than the Issuer and its wholly owned subsidiaries) to exchange all of the issued and outstanding LLC Units held by such member, together with the surrender for cancellation of a corresponding number of shares of Class V Common Stock, for a corresponding number of shares of Class A Common Stock (the “Exchange”).

The Merger Agreement provides that, at the Effective Time, each Issuer restricted stock unit award that is outstanding immediately prior to the Effective Time will immediately vest in full, and each Issuer restricted stock unit shall be treated as a share of Class A Common Stock for all purposes of the Merger Agreement, including the right to receive the merger consideration, except that, pursuant to the schedules to the Merger Agreement, each Issuer restricted stock unit that is granted between the date of execution of the Merger Agreement and the Effective Time (the “Interim Issuer RSU”) will be assumed by Parent and converted into a number of Parent restricted stock units with the same terms and conditions as were applicable to such Interim Issuer RSU immediately prior to the Effective Time (including with respect to vesting and termination-related vesting provisions) and relating to the number of Parent Common Shares equal to the product of (a) the number of shares of Common Stock subject to such Interim Issuer RSU immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio, with any fractional shares rounded to the nearest whole share.  Further, the Merger Agreement provides that, at the Effective Time, (1) each outstanding vested or unvested compensatory option to purchase shares of Class A Common Stock (each, an “Issuer Option”), other than any such option that is held by a former employee or former non-employee director of, or former other service provider to, the Issuer or its subsidiaries (each, a “Former Employee Option”), shall be automatically converted into an option to acquire Parent Common Shares (each, a “Parent Option”) on substantially the same terms and conditions as were applicable to such Issuer Option as of immediately prior to the Effective Time, except that (a) the number of shares of Parent Common Shares subject to such Parent Option will be the number of shares of Class A Common Stock underlying the Issuer Option multiplied by the Exchange Ratio, and (b) the exercise price of each Parent Common Shares issuable upon the exercise of the Parent Option will be equal to the exercise price per share of the Class A Common Stock under such Issuer Option divided by the Exchange Ratio, and (2) each Former Employee Option shall be automatically cancelled and converted into the right to receive a number of shares of Parent Common Shares equal to the product of (x) the number of shares of Class A Common Stock subject to such Former Employee Option as of immediately prior to the Effective Time and (y) (i) the excess, if any, of the Merger Consideration Value (as defined herein) over the exercise price per share of Class A Common Stock applicable to such Former Employee Option, divided by (ii) the product obtained by multiplying the Exchange Ratio by the volume-weighted average price of a share of Parent Common Shares reported by The Nasdaq Stock Market LLC (“Nasdaq”) for the five consecutive trading day period ending on the trading day immediately prior to the Effective Time (the “Merger Consideration Value”).

Page 6 of 9 Pages

CUSIP No. 86337R202
The Merger Agreement further provides that, at the Effective Time, in accordance with the terms of each outstanding and unexercised warrant to purchase shares of Class A Common Stock (each, an “Issuer Warrant”), unless otherwise mutually agreed by the holder of any Issuer Warrant and Parent, each Issuer Warrant will be converted into a warrant to acquire shares of Parent Common Shares (each, a “Parent Warrant”) on substantially the same terms and conditions as were applicable to such Issuer Warrant as of immediately prior to the Effective Time. The number of shares of Parent Common Shares subject to such Parent Warrant will be the number of shares of Class A Common Stock underlying the Issuer Warrant multiplied by the Exchange Ratio, and the exercise price of each Parent Common Shares under such Parent Warrant will be the exercise price of the Class A Common Stock under such Issuer Warrant divided by the Exchange Ratio.
The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit F hereto and incorporated by reference herein.

Voting Agreement

On August 21, 2024, concurrently with the execution and delivery of the Merger Agreement, Parent entered into a Voting Agreement (the “Voting Agreement”) with each of Q Power and Mr. Beard, pursuant to which and on the terms and subject to the conditions thereof, among other things, Q Power and Mr. Beard have agreed to vote their shares of Class A Common Stock and Class V Common Stock in favor of the matters to be submitted to the Issuer’s stockholders in connection with the Merger, subject to the terms and conditions set forth in the Voting Agreement.

The Voting Agreement will terminate upon the earliest to occur of (i) the Effective Time of the Merger, (ii) the date and time the Merger Agreement is validly terminated pursuant to its terms or modified or amended in a manner that adversely affects Q Power or Mr. Beard in any material respect, and (iii) the termination the Voting Agreement by mutual consent of the parties thereto.

Until the termination of the Voting Agreement, each of Q Power and Mr. Beard have agreed not to, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of law or otherwise), or enter into any contract or arrangement with respect to the same (together, “Transfer”), any shares of Common Stock owned by such holder as of, or acquired by such holder after, the date of the Voting Agreement (the “Shares”); (ii) deposit any Shares owned by such holder into a voting trust or enter into a voting agreement or arrangement or grant any proxy, consent or power of attorney with respect thereto other than the Voting Agreement; (iii) agree to take any of the actions referred to in clauses (i) or (ii); or (iv) take or agree to any action inconsistent with the Voting Agreement.  Pursuant to the terms of the Voting Agreement, each of Q Power and Mr. Beard may Transfer Shares (i) to one or more affiliates or trusts established for the benefit of such holder or its affiliates, provided that the transferee agrees to be bound by the Voting Agreement or a separate agreement with Parent having substantially identical terms, or (ii) with Parent’s prior written consent.

The foregoing description of the Voting Agreement is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit G hereto and incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

Page 7 of 9 Pages

CUSIP No. 86337R202
(c) The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d) The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Q Power is governed by its limited liability company agreement and limited liability regulations, as applicable, and such dividends or proceeds may be distributed with respect to such membership interests.

(e) This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The responses to Item 3 and Item 4 of this Amendment No. 2 are incorporated by reference herein.

All descriptions of documents contained in this Amendment No. 2 are qualified in their entirety to the full text of such documents. Each of the exhibits to this Amendment No. 2 referred under Item 7 below is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit F	Agreement and Plan of Merger, dated as of August 21, 2024, by and among Stronghold Digital Mining, Inc. Bitfarms Ltd., Backbone Mining Solutions LLC and HPC & AI Megacorp, Inc.

Exhibit G	Voting Agreement, dated as of August 21, 2024, by and among Bitfarms Ltd. and certain stockholders of Stronghold Digital Mining, Inc.

Page 8 of 9 Pages

CUSIP No. 86337R202
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2024

Q POWER LLC

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	Gregory A. Beard
	Title:	Managing Member

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	William B. Spence
	Title:	Managing Member

Gregory A. Beard

	By:	/s/ Matthew Usdin, Attorney-in-Fact

William B. Spence

	By:	/s/ Matthew Usdin, Attorney-in-Fact

Page 9 of 9 Pages